Exhibit 21.1

VillageEDOCS, Inc.

List of Subsidiaries

	Name of Subsidiary	State or Jurisdiction of Incorporation	DBAs

1.	Decision Management Company, Inc.	California	Questys Solutions
2.	MessageVision, Inc.	California	None.
3.	GoSolutions, Inc.	Florida	GoSolo Technologies
4.	GoSolo Technologies, Inc.	Florida
5.	GoSolutions Canada, Inc.	Canada